UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Tetraphase Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, par value $0.001

(Title of Class of Securities)
88165N204

(CUSIP Number)
Michael Hearne
La Jolla Pharmaceutical Company
4550 Towne Centre Court
San Diego, CA 92121
(858) 333-5769

Copies to:

Ryan A. Murr Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, CA 94105 (415) 393-8200	James J. Moloney Gibson, Dunn & Crutcher LLP 3161 Michelson Drive, Suite 1200 Irvine, CA 92612 (949) 451-3800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 29, 2020

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP NO. 88165N204
1. Names of Reporting Persons.
La Jolla Pharmaceutical Company
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds WC
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,085,000
8. Shared Voting Power 0
9. Sole Dispositive Power 1,085,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,085,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13. Percent of Class Represented by Amount in Row (11) 14.9%
14 Type of Reporting Person CO

Explanatory Note: This Amendment No. 2 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A (“Schedule 13D/A”) of La Jolla Pharmaceutical Company, a California corporation (the “Reporting Person”), initially filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “SEC”) on June 22, 2020, and amended on June 26, 2020 (as amended, the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Tetraphase Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).
Items 4, 6 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended to add the following:
Tender Offer
On June 29, 2020, Merger Sub commenced a cash tender offer to purchase all outstanding shares of Common Stock of the Issuer, as contemplated by that Agreement and Plan of Merger entered into by the Reporting Person, the Issuer and Merger Sub, dated June 24, 2020, set forth as Exhibit 4. The tender offer is currently scheduled to expire at one minute after 11:59 p.m. Eastern Time on July 27, 2020, subject to the terms and conditions described in the offer to purchase dated June 29, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), the accompanying letter of transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Tender Offer”), and the Schedule TO filed on behalf of Merger Sub and the Reporting Person on June 29, 2020 (“Schedule TO”). The foregoing description of the Tender Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender Offer documentation, copies of which are attached hereto as exhibits and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Statement is hereby amended to add the following:
The information set forth in Item 4 under the heading “Tender Offer” is incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits
Item 7 of the Statement is hereby amended and restated as follows:

Exhibit	Description
1	Letter from the Reporting Person, dated May 6, 2020, to the Issuer (incorporated by reference to Exhibit 1 to the Reporting Person’s Schedule 13D filed with the SEC on June 22, 2020).
2	Letter from the Reporting Person, dated May 11, 2020, to the Issuer (incorporated by reference to Exhibit 2 to the Reporting Person’s Schedule 13D filed with the SEC on June 22, 2020).
3	Letter from the Reporting Person, dated June 19, 2020, to the Issuer (incorporated by reference to Exhibit 3 to the Reporting Person’s Schedule 13D filed with the SEC on June 22, 2020).
4
Agreement and Plan of Merger by and among the Reporting Person, Merger Sub and the Issuer, dated June 24, 2020 (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K filed with the SEC on June 24, 2020).

5
Form of Contingent Value Rights Agreement, by and between the Reporting Person and the Rights Agent (incorporated by reference to Exhibit 10.1 to the Reporting Person’s Current Report on Form 8-K filed with the SEC on June 24, 2020).

6
Form of Support Agreement, dated June 24, 2020, by and among the Reporting Person, Merger Sub and the stockholder named therein (incorporated by reference to Exhibit 10.2 to the Reporting Person’s Current Report on Form 8-K filed with the SEC on June 24, 2020).

7
Form of Exchange Agreement, dated June 24, 2020, by and among the Reporting Person, Merger Sub and the holder named therein (incorporated by reference to Exhibit 10.3 to the Reporting Person’s Current Report on Form 8-K filed with the SEC on June 24, 2020).

8	Schedule TO (incorporated by reference to that certain Schedule TO filed by the Reporting Person and Merger Sub with the SEC on June 29, 2020).
9	Offer to Purchase, dated June 29, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by the Reporting Person and Merger Sub with the SEC on June 29, 2020).
10	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by the Reporting Person and Merger Sub with the SEC on June 29, 2020).
11	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by the Reporting Person and Merger Sub with the SEC on June 29, 2020).
12
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by the Reporting Person and Merger Sub with the SEC on June 29, 2020).

13
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by the Reporting Person and Merger Sub with the SEC on June 29, 2020).

14
Form of Summary Advertisement, published June 29, 2020 in the Wall Street Journal (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by the Reporting Person and Merger Sub with the SEC on June 29, 2020).

15
Letter to Stockholders of the Issuer, dated June 29, 2020, from Larry Edwards, President and Chief Executive Officer of the Issuer (incorporated herein by reference to Exhibit (a)(1)(H) to Schedule 14D-9 filed by the Issuer on June 29, 2020)

16
Confidentiality Agreement, dated May 8, 2020, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by the Reporting Person and Merger Sub with the SEC on June 29, 2020).

17
Guarantee Agreement, dated June 24, 2020, by Tang Capital Partners, LP in favor of the Issuer (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by the Reporting Person and Merger Sub with the SEC on June 29, 2020).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 30, 2020
LA JOLLA PHARMACEUTICAL COMPANY

By:	/s/ Michael Hearne Michael Hearne Chief Financial Officer